Exhibit 99.2

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2024 and 2023

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted)

Introduction

This management’s discussion and analysis (“MD&A”) of Solaris Resources Inc. (the “Company”, “Solaris”, “we”, “us”, or “our”) covers the three and nine months ended September 30, 2024, with comparative information for the three and nine months ended September 30, 2023. This MD&A is dated November 12, 2024 and takes into account information available up to and including that date. This MD&A should be read in conjunction with the Company’s condensed consolidated interim financial statements for the three and nine months ended September 30, 2024 and the annual consolidated financial statements for the year ended December 31, 2023, which are available on the Company’s website at www.solarisresources.com and on the SEDAR+ website at www.sedarplus.ca. Additional information relating to the Company, including the Company’s Annual Information Form, is also set out on the SEDAR+ website at www.sedarplus.ca.

The Company has prepared the condensed consolidated interim financial statements in accordance with International Financial Accounting Standard 34 (“IAS 34”), Interim Financial Reporting, and do not include all of the information required for annual financial statements prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements should be read in conjunction with the Company’s most recent annual audited financial statements for the year ended December 31, 2023.

All dollar amounts reported herein are expressed in thousands of US dollars unless indicated otherwise.

Solaris was incorporated under the Business Corporations Act of British Columbia on June 18, 2018 as a wholly owned subsidiary of Equinox Gold Corp. (“Equinox”). Equinox subsequently completed a spin-out of Solaris pursuant to a plan of arrangement (the “Arrangement”). Solaris’ common shares are listed on the Toronto Stock Exchange and trade under the symbol “SLS” as well as on the NYSE American LLC (“NYSE American”) stock exchange under the symbol “SLSR”.

Cautionary Note Regarding Forward-Looking Information

Certain information contained in this document constitutes forward-looking statements. All statements, other than statements of historical facts, are forward looking statements, including but not limited to statements with respect to future plans and objectives of Solaris; Solaris’ exploration plans, including plans for follow-up drilling and other work, the extent and nature of such exploration plans, timing of such exploration plans, and potential results of such exploration plans; the Company’s plans for the ensuing year; use of proceeds from the Company’s financings; closing of the portions of the Orion financing that have not closed; the exploration potential of the ten new ENAMI EP exploration concessions;; a PFS is on track for completion in H2/25, with support of leading international consulting firms, and timing of such completion; that technical approval of the EIA is expected in H1/25; the timing of the Company’s reporting on the results of exploration work; that the Company requires the additional financing from the Senior Loan to fund ongoing operations for the next twelve months and to ensure it meets the covenant requirement under the Senior Loan; potential mineralization; the availability of financial resources; capital, operating and cash flow estimates; and intentions for its Warintza Project in Ecuador. Forward-looking statements are often, but not always, identified by the use of words such as may, will, seek, anticipate, believe, plan, estimate, budget, schedule, forecast, project, expect, intend, or similar expressions.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted)

The forward-looking statements are based on a number of assumptions which, while considered reasonable by the Company, are subject to risks and uncertainties, including assumptions made about the Company satisfying all closing conditions for the unclosed portions of the $80,000 financing; the Company’s ability to advance exploration and development efforts at its projects; the results of such exploration and development efforts; copper, gold and other base and precious metal prices; cut-off grades; accuracy of mineral resource estimates and resource modeling; timing and reliability of sampling and assay data; representativeness of mineralization; timing and accuracy of metallurgical test work; anticipated political and social conditions; expected government policy, including reforms; ability to successfully raise additional capital; that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due for the foreseeable future; and other assumptions used as a basis for preparation of the Company’s current technical reports. The Company cautions readers that forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those expressed in or implied by such forward-looking statements and forward-looking statements are not guarantees of future results, performance or achievement. These risks, uncertainties and factors include that there are a number of conditions to closing the unclosed portion of the $80,000 financing; the ability to raise funding to continue exploration, development and mining activities; debt risk; share price fluctuation; global economic conditions; limited supplies, supply chain disruptions, and inflation; the Russia-Ukraine conflict; negative operating cash flow; uncertainty of future revenues or of a return on investment; no defined mineral reserves with no mineral properties in production or under development; speculative nature of mineral exploration and development; risk of global outbreaks and contagious diseases; risk that the proposed spin-out does not occur in a timely fashion (if at all); risks from international operations; risk associated with an emerging and developing market; relationships with, and claims by, local communities and indigenous groups; geopolitical risk; risks related to obtaining future environmental licenses for exploitation; permitting risk; Ecuadorian constitutional court rulings suspending licenses risk; anti-mining sentiment; failure to comply strictly with applicable laws, regulations and local practices may have a material adverse impact on the Company’s operations or business; the Company’s concessions are subject to pressure from artisanal and illegal miners; the inherent operational risks associated with mining, exploration and development, many of which are beyond the Company’s control; land title risk; surface rights and access risk; fraud and corruption; ethics and business practices; risks related to the tax regime in Ecuador; Solaris may in the future become subject to legal proceedings; Solaris’ mineral assets are located outside Canada and are held indirectly through foreign affiliates; commodity price risk; exchange rate fluctuations; joint ventures; property commitments; infrastructure; properties located in remote areas; lack of availability of resources; dependence on highly skilled personnel; competition; significant shareholders; reputational risk; conflicts of interests; uninsurable risks; information systems; public company obligations; internal controls provide no absolute assurances as to reliability of financial reporting and financial statement preparation, and ongoing evaluation may identify areas in need of improvement; the Company’s foreign subsidiary operations may impact its ability to fund operations efficiently, as well as the Company’s valuation and stock price; the value of the Company’s common shares, as well as its ability to raise equity capital, may be impacted by future issuances of shares; future sales of common shares by existing shareholders; costs of land reclamation; measures to protect endangered species may adversely affect the Company’s operations; environmental risks and hazards; and changes in climate conditions.

Although the Company has attempted to identify important risks, uncertainties and other factors that could cause actual performance, achievements, actions, events, results or conditions to differ materially from those expressed in or implied by the forward-looking information, there may be other risks, uncertainties and other factors that cause performance, achievements, actions, events, results or conditions to differ from those anticipated, estimated or intended. Unless otherwise indicated, forward-looking statements contained herein are as of the date hereof and the Company disclaims any obligation to update any forward-looking statements, whether due to new information, future events or results or otherwise, except as required by applicable law.

Description of Business

Solaris is advancing a portfolio of copper and gold assets in the Americas, which includes a copper resource with expansion and discovery potential at the Warintza Project (“Warintza” or the “Project”) in Ecuador; a series of grassroots exploration projects with discovery potential at its Capricho and Paco Orco projects in Peru and Tamarugo Project (“Tamarugo”) in Chile; and significant leverage to increasing copper prices through its 60% interest in the La Verde joint-venture project (“La Verde”) with a subsidiary of Teck Resources Ltd. in Mexico.

Highlights and Activities

The following activities and developments were achieved during the quarter:

•	Reported the final assays for inclusion in the updated mineral resource estimate for the Warintza Project. The 2024 drill program was expanded to 60,000m comprising 140 holes from 80 platforms providing significantly improved drilling coverage with 27,000m in 74 holes completed to the end of June, with seven rigs targeting >8km of drilling in July due to improved site logistics from infrastructure development at site

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted)

•	Reported the results of an updated mineral resource estimate (“MRE”) for the Warintza Project with In-Pit Measured and Indicated Mineral Resources of 909 Mt at 0.53% copper equivalent (“CuEq[1]”) (0.37% Cu, 0.02% Mo, 0.05 g/t Au) and additional Inferred Mineral Resources of 1,426 Mt at 0.37% CuEq (0.27% Cu, 0.01% Mo, 0.04 g/t Au) at a base case 0.25% CuEq cut-off grade. The MRE formed the basis for an Environmental Impact Assessment (“EIA”) that was submitted in August 2024 as well as ongoing drilling with >30,000m scheduled for H2/24 to provide improved drilling coverage targeting open lateral extensions, upgrading Inferred mineral resources and converting remaining uncategorized blocks within the pit shell to support a Pre-Feasibility Study (“PFS”) in H2/25. Concurrent district exploration programs are targeting complementary discoveries from an expanded portfolio of epithermal gold/silver and porphyry copper targets. See the Company’s news release dated July 22, 2024, for additional information.

•	Appointed Mr. Arun Lamba as Vice President, Corporate Development, who brings nearly fifteen years of experience in financial services and capital markets covering the mining sector, with a wide range of experience covering projects from early-stage exploration through feasibility and construction to production in both base and precious metals.

•	The Company completed joint socialization programs with government entities and local communities to support the initial exploration activities of its district exploration programs at Warintza. Geotechnical drilling commenced in the Caya-Mateo target which is expected to provide important geological information to aid in more focused targeting efforts and subsequent discovery drilling, in addition to, field work continuing in the emerging Celestina epithermal gold/silver area.

•	Reported drill results from Warintza where assays extended near surface, high-grade mineralization to the north, northwest and southeast of the MRE. Ongoing drilling continues to focus on open lateral extensions of mineralization with infill drilling aimed at upgrading mineral resources and converting waste. The primary open vectors are to the northwest, southwest and to the southeast. Mineralization in the northwest direction comes into contact with a tabular granodiorite unit that separates and underlies the Central deposit from Warintza West and a large, undrilled molybdenum soil anomaly where drilling is underway from a 1.3km step-out platform testing this anomaly and its connection to West and Central.

•	The Company submitted an EIA to the Ministry of Environment, Water and Ecological Transition (“MAATE”) for the construction of Warintza. With the successful completion of this milestone, the Company received the second tranche of $15 million on its previously announced senior secured debt facility (the “Senior Loan”). The next update on permitting is the technical approval of the EIA expected in H1/25.

•	The Company announced initial steps of transitioning its head office to Quito, Ecuador to better align the Company and its management with stakeholders and regulators in Ecuador as Warintza enters the permitting stage.

•	Additional prospecting in an overburden-covered area outside of the Celestina epithermal target has identified three parallel vein exposures in creek beds within 100m either side of the original breccia outcrop. Follow-up rock chip sampling has returned high values of 16,019 grams per tonne (“g/t”) silver and 25.3 g/t gold, with other samples supporting the presence of an underlying silver-gold-base metals vein system. Ongoing field work is now focused on locating additional exposures and more detailed mapping, sampling and alteration studies are aimed to better define zonation while nearby geotechnical drilling is expected to confirm the stratigraphic sequence.

•	Reported additional Warintza drill results that continue to build on the MRE with high-grade mineralization intercepted partially outside of the MRE in the northwest and southeast sectors with some of these holes also significantly improving upon modelled grades in sparsely drilled areas. The Company achieved a new monthly drilling record of 10km (8 rigs) in August, above the prior monthly peak of 8km (12 rigs) set in 2021.

Subsequent to quarter-end:

•	Reported additional drill results at Warintza further building on the MRE with high-grade mineralization intercepted partially outside of the MRE in the northwest and northeast sectors. In addition, holes also improved upon modelled grades in sparsely drilled areas of the northwest, north and northeast sectors. Warintza continues to see high drilling productivity from significant infrastructure investment at site and is on track to exceed the 60,000m of drilling planned this year, with over 53,000m drilled to the end of Q3/24.

[1]	Copper-equivalence grade calculation for reporting assumes metal prices of US$4.00/lb Cu, US$20.00/lb Mo, and US$1,850/oz Au, and recoveries of 90% Cu, 85% Mo, and 70% Au based on preliminary metallurgical testwork and includes provisions for downstream selling costs. CuEq formula: CuEq (%) = Cu (%) + 5.604 × Mo (%) + 0.623 × Au (g/t).

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted)

OUTLOOK

With the recent completion of the MRE in July 2024, ongoing drilling is focused on the open lateral extensions of mineralization, upgrading mineral resources and converting remaining uncategorized blocks within the pit shell to support the PFS in H2/25. Solaris is well positioned to exceed the 60,000m of drilling from approximately 80 platforms in 2024, taking advantage of additional permitted locations to optimize the drilling pattern, with some of these holes doubling to provide technical data for mine design and mine planning purposes to support technical studies.

With the recent submission of the EIA for the exploitation phase of the Warintza Project in September 2024, the technical approval of the EIA is expected to be received in H1/25. The EIA was prepared by ESSAM Cía. Ltda. (“ESSAM”), an accredited Ecuadorean environmental consulting firm that has successfully completed several EIAs for mining projects in Ecuador, including the Mirador copper mine 40km south of Warintza, and a series of Environmental Compliance Audits for the Fruta del Norte gold mine.

A PFS is on track for completion in H2/25, with support of leading international consulting firms, including: Ausenco Engineering for infrastructure and processing; Knight Piésold Consulting for technical studies and engineering designs; and AMC Consultants and Minsys Mining Systems for mining.

Beyond the Warintza cluster, complementary district exploration programs are running in parallel, targeting both porphyry copper and newly-identified epithermal gold and silver mineralization, among other deposit types. The Company is targeting higher-grade discoveries in close proximity to the existing MRE. In particular, follow-up fieldwork is underway at the epithermal-style mineral alteration Caya-Mateo target located 6km east of the Warintza cluster to refine targets for exploration drilling in Q4/24. Recent geotechnical drilling in the Caya-Mateo target area encountering epithermal clay alteration beneath overburden in a sandstone unit and high-temperature alteration in the underlying volcanics. Geotechnical drilling in the Mateo area encountered the same high-temperature alteration in volcanics with follow-up mapping and sampling programs planned to extend coverage further southeast toward its interpreted core. To the south of this area, rock-chip sampling at the emerging Celestina epithermal target has returned high values of 16,019 g/t silver and 25.3 g/t gold, with other samples supporting the presence of an underlying silver-gold-base metals vein system. Ongoing field work is now focused on locating additional exposures that provide further views to the underlying vein system while expanding coverage to define its areal extent. More detailed mapping, sampling and alteration studies are aiming to better define zonation while nearby geotechnical drilling this month is expected to confirm the stratigraphic sequence. Together these efforts will aid in establishing vectors to support site selection for initial reconnaissance drilling. See the Company’s news release dated September 10, 2024, for additional information.

Warintza

Warintza is a large-scale porphyry copper-molybdenum-gold project located in southeastern Ecuador in the province of Morona Santiago, Canton Limon Indanza, north of the Mirador copper-gold mine (owned by CRCC-Tongguan) and the Fruta del Norte gold mine (owned by Lundin Gold) and adjacent to the San Carlos-Panantza copper project (owned by CRCC-Tongguan).

The property includes nine metallic mineral concessions covering 26,774 hectares. Four concessions with an area of 9,997 hectares are permitted for exploration activities including drilling and path construction. South32 Royalty Investments Pty Ltd holds a 2% net smelter royalty on the original four concessions. Concessions have a term of 25 years and can be renewed for additional periods of 25 years. In April 2024, the Company announced an option to acquire up to a 100% interest in 10 new explorations concessions, comprising a land package of ~40,000 hectares adjacent to Warintza and interpreted to host porphyry copper and epithermal gold potential. As at September 30, 2024, the Company has incurred approximately $170,501 in exploration expenses at Warintza.

Warintza enjoys the support of its local Shuar Centers of Warints and Yawi with whom the Company shares an Impact and Benefits Agreement (“IBA”), which was first signed in September 2020 and most recently updated in April 2024 reflecting the continued growth and advancement of the Project. The IBA provides a confident framework of community support for the responsible advancement of the Warintza Project from exploration and development through to production and is a major milestone in the Company’s corporate social responsibility program. This was the first IBA established in Ecuador for the inclusive and mutually beneficial resource development in partnership with Indigenous Peoples. The IBA formalizes commitments toward supporting partner communities in their social and cultural practices. It also provides for eliminating or mitigating adverse impacts, employment, contracting and business opportunities supported by a robust program of education, skills and training together with community infrastructure development and financial benefits to maximize community participation and positive outcomes for Indigenous Peoples.

In March 2024, Solaris announced a trilateral cooperation agreement with the Interprovincial Federation of Shuar Centers (“FICSH”), the highest authority and largest Shuar indigenous organization legally established by statute of the Ministry of Social Welfare of Ecuador in 1964 and includes 50 associations comprising 500 Shuar communities and approximately 143,000 Shuar indigenous people, and with the AEI of Ecuador. The agreement aims to promote the economic and social development of Shuar communities represented by FICSH, including the communities of Warints and Yawi, with programs in health, education, skills training, entrepreneurship, innovation and sustainable mineral resource development.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted)

In July 2024, the Company reported the results of the MRE for the Warintza Project with In-Pit Measured and Indicated Mineral Resources of 909 Mt at 0.53% CuEq and additional Inferred Mineral Resources of 1,426 Mt at 0.37% CuEq at a base case 0.25% CuEq cut-off grade. The MRE includes near surface, higher grade mineralization including Measured and Indicated Mineral Resources of 427 Mt at 0.71% CuEq and additional Inferred Mineral Resources of 177 Mt at 0.62% CuEq at a higher cut-off grade of 0.50% CuEq. See Table 1 below for further detail. See the corresponding Technical Report entitled “Mineral Resource Estimate Update - NI 43-101 Technical Report, Warintza Project, Ecuador” with an effective date of July 1, 2024 and available on SEDAR+ under the Company’s profile at www.sedarplus.ca and on the Company’s website at www.solarisresources.com.

Table 1: Warintza Mineral Resource Estimate Sensitivity

Cut-off	Category	Tonnage	Grade
CuEq (%)		(Mt)	CuEq (%)	Cu (%)	Mo (%)	Au (g/t)
0.15%	Measured	246	0.61	0.45	0.02	0.05
	Indicated	836	0.44	0.30	0.02	0.04
	M&I	1,082	0.48	0.34	0.02	0.04
	Inferred	3,135	0.27	0.20	0.01	0.04
0.25% (Base Case)	Measured	232	0.64	0.47	0.02	0.05
	Indicated	677	0.49	0.34	0.02	0.04
	M&I	909	0.53	0.37	0.02	0.05
	Inferred	1,426	0.37	0.27	0.01	0.04
0.35%	Measured	207	0.68	0.50	0.03	0.06
	Indicated	497	0.56	0.40	0.02	0.05
	M&I	704	0.60	0.43	0.02	0.05
	Inferred	640	0.47	0.34	0.02	0.05
0.50% (Higher Grade)	Measured	157	0.76	0.56	0.03	0.06
	Indicated	269	0.69	0.50	0.03	0.05
	M&I	427	0.71	0.52	0.03	0.06
	Inferred	177	0.62	0.45	0.02	0.07

Notes to Table 1:

1.	The Mineral Resource Estimate was prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014.
2.	Reasonable prospects for eventual economic extraction assume open-pit mining with conventional flotation processing and were tested using Whittle and Minesight pit optimization software with the following assumptions: metal prices of US$4.00/lb Cu, US$20.00/lb Mo, and US$1,850/oz Au; operating costs of US$1.50/t+US$0.02/t per bench mining, US$5.0/t milling, US$1.0/t G&A, and recoveries of 90% Cu, 85% Mo, and 70% Au based on preliminary metallurgical testwork.
3.	Metal price assumptions for copper, molybdenum and gold are based on a discount to the lesser of the 3-year trailing average (in accordance with US Securities and Exchange Commission guidance) and current spot prices for each metal.
4.	Mineral Resources include grade capping and dilution. Grade was interpolated by ordinary kriging populating a block model with block dimensions of 25m x 25m x 15m.
5.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
6.	Copper-equivalent grade calculation for reporting assumes metal prices of US$4.00/lb Cu, US$20.00/lb Mo, and US$1,850/oz Au, and recoveries of 90% Cu, 85% Mo, and 70% Au based on preliminary metallurgical testwork and includes provisions for downstream selling costs. CuEq formula: CuEq (%) = Cu (%) + 5.604 × Mo (%) + 0.623 × Au (g/t).
7.	The Mineral Resources estimate was prepared by Mario E. Rossi, FAusIMM, RM-SME, Principal Geostatistician of Geosystems International Inc., who is an Independent Qualified Person under NI 43-101. The Mineral Resources estimate is at a base case of 0.25% CuEq¹ cut-off grade and other estimates at varying cut-off grades are included only to demonstrate the sensitivity of the Mineral Resources estimate and are not the QP’s estimate of the Mineral Resources for the property.
8.	In Mr. Rossi’s opinion, there are currently no relevant factors or legal, political, environmental, or other risks that could materially affect the potential development of Mineral Resources.
9.	All figures are rounded to reflect the relative accuracy of the estimate and therefore may not appear to add precisely.
10.	The effective date of the mineral resource estimate is July 1, 2024.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted)

The Company has completed preliminary metallurgical test work demonstrating high recoveries expected for copper at 90% and molybdenum at 80% based on rougher flotation, cleaner flotation and locked cycle testing, with high-grade concentrates expected free of deleterious elements.

The Warintza Project successfully completed a phase change of the environmental license from initial exploration to advanced exploration following the completion of an EIA and community consultation process for advanced exploration in late 2022. The Company continues to work with the Government of Ecuador on obtaining key permits and licenses for the advancement of the Project and submitted an EIA for the exploitation phase of the Warintza Project in September 2024, after more than three years of baseline environmental monitoring, data collection and studies from prior permitting efforts. The technical approval of the EIA is expected to be received in H1/25. In addition, a PFS is on track for completion in H2/25.

In December 2022, Solaris and the Government of Ecuador signed an Investment Contract for the Warintza Project which provides for the following protections and incentives for the duration of the title of the Project which extends with renewal to 2066: security of investment, stability of mining law, stability of taxes at a reduced income tax rate of 20% (25% previously), exemption from capital outflow tax (5% previously), exemption from import duties (up to 5% previously), and detailed procedures for dispute resolution and international arbitration protection.

Warintza Drill Program

Drilling has returned long intervals of high-grade copper mineralization, with the highest-grade intervals within each hole starting at or near surface, extending to 1km+ depths with grades up to 1.64% CuEq2. An updated MRE was published in July 2024 primarily within the Warintza Central and Warintza East deposits within a common pit shell. The mineral resource is set within a cluster of copper porphyries where additional discoveries have been made at Warintza West (February 2021), Warintza South (January 2022), Warintza Southeast (May 2023) and Patrimonio (June 2023) offering future mineral resource growth potential.

The 2024 drill program was expanded to 60,000m (from 30,000m) with seven rigs and 80 platforms and will focus on drilling open lateral extensions of mineralization, upgrading mineral resources and converting remaining uncategorized blocks within the pit shell to support the PFS in H2/25. Solaris is on track to exceed the 60,000m of drilling planned this year, with over 53,000m drilled to the end of Q3/24.

Warintza West is located 1km west of and outside the areas contained in the mineral resource. The initial reconnaissance holes from a centralized platform have outlined a broad zone of porphyry mineralization measuring 1.2km x 0.7km that remains open. Subsequent geochemical sampling has provided vectors toward potential higher-grade mineralization to the north. See the Company’s news release dated February 13, 2023.

Warintza South is an entirely separate porphyry deposit located approximately 3kms south of Warintza Central. The first drill hole returned 606m of 0.41% CuEq2 (0.32% Cu, 0.02% Mo, 0.02 g/t Au) of continuous porphyry copper mineralization from near surface. The Company has since completed additional surface sampling and has identified an area of strong soil anomalism approximately 1.5km north of the discovery hole for follow-up drilling. See the Company’s news release dated January 18, 2022.

Warintza Southeast is a distinct, higher-grade porphyry center to the south of Warintza East that falls within the southeastern sector of the MRE pit shell and remains open to the southeast for approximately 600m within a large 0.8km x 0.8km undrilled molybdenum soil anomaly that defines the growth target in this area offering significant potential to add mineral resources in this direction. See the Company’s news releases dated August 15, 2024 and September 19, 2024.

[2]	Prior to the MRE, Solaris defined copper equivalent calculation for reporting purposes only. Copper-equivalence is calculated as: CuEq (%) = Cu (%) + 3.33 × Mo (%) + 0.73 × Au (g/t), utilizing metal prices of US$3.00/lb Cu, US$10.00/lb Mo, and US$1,500/oz Au. No adjustments were made for recovery as the Project was an early-stage exploration project and metallurgical data to allow for estimation of recoveries was not yet available

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted)

Patrimonio is a significant new porphyry deposit that falls within the western sector of the pit shell for Warintza Central. Patrimonio is defined by an elongated north-south 1km long copper-in-soil anomaly. Preliminary drilling has intersected an approximately 150m thick tabular zone of replacement mineralization dipping shallowly to the west for which the source has not yet been encountered. Additionally, southern drilling has intersected a low-grade layer in the host lava sequence before passing into a barren, post-mineral porphyry that intruded and displaced the targeted mineralized layer. Mineral alteration zoning and geochemistry suggests that the core of the mineralized system lies to the south. See the Company’s news release dated July 9, 2024.

Trinche is an area that forms the southern, low-grade margin of Warintza Central where a near surface intercept of high-grade mineralization within a broader low-grade interval has been interpreted as a dyke with veinlet orientations and alteration suggesting it may form a high-level expression of a potentially deeper, higher-grade system that has not yet been located where the Company plans to follow-up. See the Company’s news release dated January 8, 2024.

Beyond the Warintza cluster, regional exploration programs have been successful in identifying a number of new porphyry, skarn and high sulphidation targets for further exploration work. The Company is targeting near surface, higher-grade discoveries in close proximity to the existing MRE. In particular, follow-up fieldwork is underway at the epithermal-style mineral alteration Caya-Mateo and Celestina epithermal target located 6km east of the Warintza cluster to refine targets for exploration drilling in late Q3/24 or early Q4/24. See the Company’s news releases dated June 25, 2024, August 15, 2024 and September 10, 2024.

Summarized drilling results from Warintza Central, Warintza West, Warintza East, Warintza South, Warintza Southeast and Patrimonio are listed on the Company’s website.

La Verde

La Verde is situated in the Sierra Madre del Sur west of Mexico City in Michoacán State, Mexico and consists of the Unificación Santa Maria claim. The project is accessible year-round by paved roads and is strategically located next to key infrastructure with easy access to water, power and rail.

The project is held 60% by the Company and 40% by a subsidiary of Teck Resources Ltd.

The joint venture agreement governing the operation and funding of La Verde was formalized effective February 28, 2015 (the “La Verde Agreement”). The La Verde Agreement provides that Solaris is the operator of the project. The La Verde Agreement further provides for dilution of either parties’ ownership should funding not be provided in accordance with their respective participating interests. La Verde is subject to a 0.5% net smelter royalty held by Minera CIMA, S.A. de C.V.

Tamarugo

Tamarugo is a grass-roots copper porphyry target strategically located in northern Chile approximately 85 kilometres northeast of Copiapo and approximately 65 kilometres southwest of Codelco’s El Salvador Copper Mine. The Company owns a 100% interest in Tamarugo, which consists of claim blocks covering a total of approximately 7,600 hectares.

Other projects

Solaris has earn-in agreements on certain other projects including the Capricho and Paco Orco projects in Peru. The Capricho project is a 4,200-hectare copper-molybdenum-gold property. The Paco Orco project is a 4,400-hectare lead, zinc and silver property. Solaris is focused on obtaining surface access agreements with local landholders and communities for the purposes of permitting exploration programs at both Capricho and Paco Orco.

Solaris has entered an option agreement to acquire up to a 100% interest in 10 new explorations concessions from the Ecuadorian state-owned mining company, Empresa Nacional Minera (“ENAMI EP”). These concessions comprise a land package of ~40,000 hectares adjacent to the Warintza Project and the San Carlos-Panantza porphyry copper-molybdenum deposits in southeastern Ecuador. The new concessions are interpreted to host porphyry copper and epithermal gold potential.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted)

The Company was required to pay an upfront payment to ENAMI EP of $250 and, in order to exercise the option to acquire one or more of the 10 concessions, the Company is required to (i) incur exploration expenditures of $25,000 during the exploration phase of the concessions, as defined by the Ecuadorian Mining Law and (ii) pay the exercise price, the amount of which will be determined for each of the concessions that the Company elects to acquire by independent experts at the time of exercise. The term of the option agreement ends at the earlier of (i) the execution of the specific commercial agreement for each concession, which will stipulate a new term or (ii) four years from May 7, 2024 and is renewable with the agreement of the parties.

Fieldwork at the new ENAMI EP exploration concessions have identified targets with a similar signature across multiple layers of data to Warintza. A number of porphyry copper targets have been identified by open-ended annular magnetic highs enclosing magnetic lows and erosional depressions, consistent with outcropping deposits within the Warintza porphyry cluster for follow-up. See the Company’s news release dated April 30, 2024.

Exploration expenses

The following tables summarize exploration expenses by activity and jurisdiction.

For the three months ended September 30, 2024:

	Ecuador	Mexico	Chile	Peru and other	Total
Salaries, geological consultants and support, and travel	$3,457	$–	$–	$358	$3,815
Site preparation, supplies, field and general	3,366	28	16	48	3,458
Drilling and drilling related costs	4,937	–	–	–	4,937
Assay and analysis	785	–	–	–	785
Community relations, environmental and permitting	2,287	–	–	33	2,320
Concession fees	–	28	2	–	30
Studies	1,268	–	–	–	1,268
Reclamation provision	789	–	–	–	789
Amortization	239	–	2	16	257
	$17,128	$56	$20	$455	$17,659

For the three months ended September 30, 2023:

	Ecuador	Mexico	Chile	Peru and other	Total
Salaries, geological consultants and support, and travel	$1,890	$–	$–	$174	$2,064
Site preparation, supplies, field and general	1,768	23	31	40	1,862
Drilling and drilling related costs	1,055	–	–	–	1,055
Assay and analysis	31	–	–	–	31
Community relations, environmental and permitting	1,585	–	–	–	1,585
Concession fees	–	30	–	33	63
Studies	–	–	–	–	–
Reclamation provision	78	–	–	–	78
Amortization	255	1	2	5	263
	$6,662	$54	$33	$252	$7,001

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted)

For nine months ended September 30, 2024:

	Ecuador	Mexico	Chile	Peru and other	Total
Salaries, geological consultants and support, and travel	$9,159	$–	$–	$854	$10,013
Site preparation, supplies, field and general	8,860	67	41	131	9,099
Drilling and drilling related costs	10,135	–	–	–	10,135
Assay and analysis	1,300	–	–	–	1,300
Community relations, environmental and permitting	5,961	–	–	107	6,068
Concession fees	420	60	33	40	553
Studies	2,579	–	–	–	2,579
Reclamation provision	1,751	–	–	–	1,751
Amortization	691	2	5	40	738
	$40,856	$129	$79	$1,172	$42,236

For nine months ended September 30, 2023:

	Ecuador	Mexico	Chile	Peru and other	Total
Salaries, geological consultants and support, and travel	$6,124	$–	$–	$465	$6,589
Site preparation, supplies, field and general	5,973	92	123	106	6,294
Drilling and drilling related costs	3,564	–	–	–	3,564
Assay and analysis	421	–	–	–	421
Community relations, environmental and permitting	5,585	–	–	107	5,692
Concession fees	301	58	144	33	536
Studies	41	–	–	–	41
Reclamation provision	250	–	–	–	250
Amortization	674	3	5	15	697
	$22,933	$153	$272	$726	$24,084

The increase in exploration expenses to $17,659 and $42,236 for the three and nine months ended September 30, 2024, respectively, from $7,001 and $24,084 for the three and nine months ended September 30, 2023, respectively, was primarily related to the increase in the drilling activities at the Warintza Project in Ecuador. The primary objectives of these drilling activities are to support the ongoing resource development, enhance the MRE, and advance the project toward a PFS. This increase was partially offset by the reduced expenses in Chile following the termination of the Ricardo project concessions.

Salaries, geological consulting and support, and travel costs were higher in Ecuador for the three and nine months ended September 30, 2024, compared to the same periods in 2023, mainly due to the increased costs for geological consultants supporting the drilling activities, as well as expenses related to the mobilization of supplies, materials, and personnel to and within the site.

Site preparation, supplies, field and general costs were higher for the three and nine months ended September 30, 2024, compared to the same periods in 2023. This is commensurate with the increase in drilling activities with the construction of additional drilling platforms, civil works, and site infrastructure, as well as an increase in supplies and materials consumed at the Warintza Project.

Drilling and drilling related costs at Warintza increased for the three and nine months ended September 30, 2024, compared to the same periods in 2023, due to higher drilling activities conducted in current period to advance the development of the Warintza Project in Ecuador. With the recent completion of the MRE in July 2024, ongoing drilling is focused on the open lateral extensions of mineralization, upgrading mineral resources and converting remaining uncategorized blocks within the pit shell.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted)

Community relations, environmental and permitting costs increased for the three and nine months ended September 30, 2024, compared to the same period in 2023, due to the higher community support payments made to the local communities with the signing of the updated IBA in April 2024 and building of community roads.

Studies costs were higher in Ecuador for the three and nine months ended September 30, 2024, compared to the same periods in 2023, as the Company has been conducting various studies to support the development of Warintza project. These studies include Geotech design, hydrogeological and geotechnical studies, geochemical studies and processing studies.

Reclamation provision represents the estimated costs for restoration and rehabilitation for environmental disturbances at Warintza. The reclamation provision increased for the three and nine months ended September 30, 2024 compared to the same periods in 2023 mainly due to the additions in the environmental disturbances due to increased drilling activities and the impact of the change in cost estimates, offset by the settlement of reclamation costs.

Loss from Operations

Three Months Ended September 30, 2024 Compared to the Three Months Ended September 30, 2023

The Company incurred exploration expenses of $17,659 for the three months ended September 30, 2024 (September 30, 2023 – $7,001). The increase is mainly attributable to increased drilling activities at Warintza in 2024.

The Company incurred general and administrative expenses of $2,808, for the three months ended September 30, 2024 (September 30, 2023 – $2,323). The increase is mainly due to higher filing and regulatory fee of $143 (September 30, 2023 – $24), due to the NYSE American listing in April 2024, and higher office and other expenses of $272 for the three months ended September 30, 2024 (September 30, 2023 – $161) from the higher insurance costs.

Nine Months Ended September 30, 2024 Compared to the Nine Months Ended September 30, 2023

The Company incurred exploration expenses of $42,236 for the nine months ended September 30, 2024 (September 30, 2023 – $24,084). The increase is mainly attributable to increased exploration and drilling activities at Warintza starting in January 2024 to support the MRE and focus on opportunities for further growth and infill drilling.

The Company incurred general and administration expenses of $7,436 for the nine months ended September 30, 2024 (September 30, 2023 – $7,440). There is no material fluctuation in the total general and administration expenses for the nine months ended September 30, 2024 when compared to the same period in 2023. The decrease in share-based compensation, a non-cash cost, of $2,835 for the nine months ended September 30, 2024 (September 30, 2023 – $4,181), resulting from lower amount of new stock options granted in the first quarter of 2024, was offset by an increase in professional fees which amounted to $1,586 for the nine months ended September 30, 2024 (September 30, 2023 – $958), primarily related to costs associated with the various financing activities undertaken during the first half of 2024.

The change in fair value of derivative resulted in a nil balance for the nine months ended September 30, 2024 compared to a loss of $105 for the nine months ended September 30, 2023. This change, a non-cash cost, was due to the mark-to-market adjustment on the derivative instrument related to the Company’s obligation to issue shares on the exercise of Equinox Warrants. As at September 30, 2024, there are no remaining Equinox warrants outstanding as all of the Equinox warrants were exercised by their expiry date on May 7, 2023.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted)

Summary of Quarterly Financial Information

The Company’s quarterly financial statements are reported under IFRS issued by the IASB, as applicable to interim financial reporting. The following table provides highlights from the quarterly results of the Company’s unaudited condensed consolidated interim financial statements for the past eight quarters.

	2024 Q3	2024 Q2	2024 Q1	2023 Q4
Exploration expenses	$17,659	$14,384	$10,193	$6,869
General and administration expenses	2,808	2,482	2,146	2,778
Impairment of exploration and evaluation assets	–	–	–	251
Net loss	20,805	17,643	12,752	10,049
Comprehensive loss	20,671	17,478	12,899	9,873
Net loss attributable to Solaris shareholders	20,785	17,633	12,731	10,037
Net loss per share – basic and diluted	$0.13	$0.12	$0.08	$0.07

	2023 Q3	2023 Q2	2023 Q1	2022 Q4
Exploration expenses	$7,001	$7,682	$9,401	$11,197
General and administration expenses	2,323	2,485	2,632	2,580
Change in fair value of derivatives – loss (gain)	–	–	105	23
Net loss	9,060	9,996	11,978	13,634
Comprehensive loss	9,311	9,616	11,751	13,466
Net loss attributable to Solaris shareholders	9,039	9,973	11,959	13,622
Net loss per share – basic and diluted	$0.06	$0.06	$0.10	$0.11

The Company has not generated any income to date other than interest income. Exploration expenses decreased from the fourth quarter of 2022 to the fourth quarter of 2023 due to the completion of the mineral resource growth drilling, with the reporting of a mineral resource estimate in April 2022. However, exploration expenses increased starting in the first quarter of 2024 due to the commencement of the 2024 drilling program at the Warintza Project to support the MRE reported in July 2024.

The increase in the general and administrative expenses in the fourth quarter of 2023 and the third quarter of 2024 was primarily attributable to share-based compensation, a non-cash cost for stock options granted to employees and directors, and higher filing and regulatory costs due to the NYSE American listing in April 2024, respectively.

The impairment of exploration and evaluation assets in the fourth quarter of 2023 was attributed to the termination of the annual concession fees for Ricardo project in Chile.

The gain or loss recognized from the change in fair value of derivatives, a non-cash item, was attributed to the mark-to-market adjustments on the derivative instrument related to the Company’s obligation to issue shares on exercise of Equinox Warrants, which were fully exercised by their expiry date on May 7, 2023.

Liquidity and Capital Resources

	September 30, 2024	December 31, 2023
Cash and cash equivalents	$52,509	$38,865
Prepaids and other	1,276	523
Accounts payable and accrued liabilities	11,428	5,274
Lease liability – current	214	88
Total current assets	53,785	39,388
Total current liabilities	$11,642	$5,362

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted)

Cash used in operating activities during the three and nine months ended September 30, 2024 was $16,508 and $38,886 respectively (September 30, 2023 – $7,918 and $31,005, respectively). The increased use of cash during the three and nine months ended September 30, 2024, compared to the same periods in 2023, is primarily attributable to the increase of the Company’s operating activities offset by the timing of payments of accounts payable and accrued liabilities.

The net cash generated from financing activities during the three and nine months ended September 30, 2024 was $15,298 and $53,614, respectively (September 30, 2023 – $107 and $22,797, respectively). The increase in cash inflow for the three months ended September 30, 2024, was mainly due to the receipt of the drawdown of the Senior Loan of $15,000 (three months ended September 30, 2023 – $nil) and net finance income of $564 (three months ended September 2023 – $146), offset by the payment of share issue and finance costs of $200 (three months ended September 30, 2023 – $nil). For the nine months ended September 30, 2024, the increased cash inflow was primarily due to proceeds from the common share bought deal offering and the private placement equity financing of $39,270 (nine months ended September 30, 2023 – $nil), receipt of the drawdown of the Senior Loan of $15,000 (nine months ended September 30, 2023 – $nil) and net finance income of $1,391 (nine months ended September 30, 2023 – $508). This was partially offset by a decrease in the proceeds from the exercise of stock options totaling $24 (nine months ended September 30, 2023 – $22,334) and the payment of share issue and finance costs of $1,898 (nine months ended September 30, 2023 – $nil).

Cash used in investing activities during the three and nine months ended September 30, 2024, was $792 and $1,573, respectively (September 30, 2023 – $22 and $317, respectively). For the three months ended September 30, 2024, the cash outflow was primarily due to capital expenditures of $792 (three months ended September 30, 2023 – $22). For the nine months ended September 30, 2024, the cash outflow was primarily due to an upfront payment of $250 to ENAMI EP to acquire up to a 100% interest in 10 new explorations concessions (nine months ended September 30, 2023 – $nil) and capital expenditures totaling $1,323 (nine months ended September 30, 2023 – $59). There was no contribution to restricted cash for collateralizing guarantees for environmental bonding requirements related to the Warintza Project during the nine months ended September 30, 2024 (nine months ended September 30, 2023 – $258).

The Company does not generate operating cash flow from a producing mine and has incurred operating losses to date. The Company has relied on cash received from share issuances and loan financing to fund its business activities, including planned corporate expenditures, exploration expenses, as well as the development activities for the Warintza Project.

The condensed consolidated interim financial statements have been prepared in accordance with IFRS applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due for the foreseeable future.

As at September 30, 2024, the Company has cash and cash equivalents of $52,509. In December 2023, the Company entered into definitive agreements with OMF Fund IV SPV D LLC and OMF Fund IV SPV E LLC, entities managed by Orion Mine Finance Management LP (collectively, “Orion”) of a financing package consisting of up to $80,000, including a $60,000 Senior Loan of which $30,000 was received on closing, another $15,000 was received during the three months ended September 30, 2024 after the submission of the EIA, and the remaining amount to be made available upon the approval and adoption by the Company’s Board of Directors of a PFS for the Warintza Project. The Company also received in December 2023 $10,000 on issuance of common shares with an additional $10,000 of equity financing received in June 2024. Additionally, the Company successfully completed a bought deal equity financing for $29,270 in June 2024.

There are no guarantees that the Company will meet the conditions to receive the remaining drawdown of $15,000 under the Senior Loan. In addition, the Senior Loan has a financial covenant which requires the Company to maintain an unrestricted cash balance of $5,000 in Canada. Based on its current forecasted expenditures, the Company requires the additional drawdown from the Senior Loan and/or other forms of financing to fund ongoing operations for the next twelve months and to ensure it meets the covenant requirement under the Senior Loan.

Management is committed to diligently managing its liquidity and capital resources, including prioritizing spending in the areas of the business with the highest impact, such as advancing the development of the Company’s Warintza Project. Should it be necessary, management has the ability to relatively quickly curtail cash outflows, including exploration expenditures, and to prudently manage the Company’s liquidity position to conserve cash resources.

The Company’s ability to continue as a going concern is dependent upon the successful execution of its business plan, raising additional capital and/or evaluating strategic alternatives for its mineral property interests.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted)

The Company expects to continue to obtain the necessary funds primarily through the remaining drawdown from the Senior Loan and/or the issuance of common shares in support of its business objectives. While the Company has been successful in securing financing to date, there can be no assurances that debt facilities, future equity financing, or strategic alternatives will be available on acceptable terms to the Company or at all, or that the Company will meet the conditions to receive the remaining drawdown of $15,000 under the Senior Loan and therefore, a material uncertainty exists that may cast significant doubt about the Company’s ability to continue as a going concern.

Financing Use of Proceeds

Orion Financing Package

In December 2023, the Company completed a financing package with Orion, consisting of up to $80,000 in financing for the advancement of the Warintza Project in Ecuador. The Orion financing package includes a $60,000 Senior Loan of which $30,000 was received on closing, $15,000 received in September 2024, and the remaining $15,000 to be made available upon the approval and adoption by the Company’s Board of Directors of a PFS for the Warintza project. Additionally, $20,000 was received on issuance of common shares.

In relation to the $45,000 Senior Loan and $20,000 equity financing received by the Company, funds were spent in the following manner, as compared with the planned use of proceeds.

Planned use of proceeds of $65,000	Warintza Project	Approximate use of proceeds spent to September 30, 2024
The intended use of proceeds is (i) to fund the development and working capital requirements of the Warintza Project, including exploration, infill drilling, technical and environmental programs and studies, permitting and community social relations programs, and (ii) general corporate and administrative expenses of the Company in respect of the Warintza Project, while maintaining a minimum unrestricted cash balance of $5,000 in Canada.	Salaries, geological consultants and support, and travel	$9,107
	Site preparation, supplies, field and general	8,577
	Drilling and drilling related costs	4,504
	Assay and analysis	469
	Community relations, environmental and permitting	6,106
	Concession fees	420
	Studies	1,689
	Reclamation provision settlement	12
	Property, plant and equipment	812
	Payment of lease liability	182
	Working capital changes	(2,875)
	Total	$29,003

As at September 30, 2024, the Company has used the proceeds as intended, with approximately $29,003, of total spent to-date since the receipt of the proceeds to fund the development and working capital requirements of the Warintza Project, including exploration, environmental programs and studies, community social relations programs and general corporate and administrative expenses of the Company.

Bought Deal Equity Offering

In June 2024, the Company closed a bought deal equity offering and issued 8,222,500 common shares of the Company, including 1,072,500 common shares pursuant to the underwriters’ full exercise of the over-allotment option, at a price of C$4.90 per common share for aggregate gross proceeds of $29,270 (C$40,290). Issue costs amounted to $1,838 (C$2,528) and were offset against the proceeds.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted)

In relation to the bought deal equity offering received by the Company, funds were spent in the following manner, as compared with the planned use of proceeds.

Planned use of proceeds of $29,270 (C$40,290),		Approximate use of proceeds spent to September 30, 2024
net of issue costs of $1,838 (C$2,528)	Description	(in US$)	(in C$)
The intended use of proceeds is to: (i) fund an expanded exploration and infill drilling program at the Company’s Warintza Project, (ii) fund regional exploration activities in prospective areas surrounding the Warintza Project, including fieldwork on ten new exploration concessions which comprise a land package of approximately 40,000 hectares surrounding the Warintza Project for which an option to acquire was awarded to the Company, and (iii) for working capital and general corporate purposes.	Expanded exploration and infill drilling program at the Company’s Warintza Project
	● Drilling, site preparation, supplies, assays and analysis, property, plant and equipment	$8,212	$11,202
	● Studies	891	1,216
	● Salaries, geological consultants and travel	2,151	2,935
	● Community relations, environmental and permitting	408	557
	Regional exploration activities in prospective areas surrounding the Warintza Project, including fieldwork of ten new exploration concessions for which an option to acquire was recently awarded to the Company	1,101	1,502
	Working Capital and general corporate purposes	(639)	(871)
	Total	$12,124	$16,541

As at September 30, 2024, the Company has used the proceeds as intended, with approximately $12,124 (C$16,541), of total spent-to-date since the receipt of the proceeds to fund an expanded exploration and infill drilling program at the Company’s Warintza Project, regional exploration activities, including fieldwork on ten new exploration concessions for which an option to acquire was awarded to the Company, and for working capital and general corporate purposes.

Commitments and Contingencies

At September 30, 2024, the Company had contractual cash flow commitments as follows:

	< 1 Year	1-3 Years	4-5 Years	> 5 Years	Total
Accounts payable and accrued liabilities	$11,428	$–	$–	$–	$11,428
Lease liabilities	214	273	–	–	487
Senior loan principal and interest[1]	–	–	73,612	–	73,612
Other long-term liability	–	–	–	158	158
Office rent obligations	380	620	36	–	1,036
Exploration expenses and other	906	1,466	–	–	2,372
	$12,928	$2,359	$73,648	$158	$89,093

[1]	The interest is calculated using the interest rate in effect at September 30, 2024.

Share Capital Information

As at November 12, 2024, the Company had the following securities issued and outstanding:

•	162,453,328 common shares

•	12,730,000 shares issuable pursuant to exercise of stock options

•	26,085 shares issuable pursuant to redemption of restricted share units[1]

[1]	These restricted share units have vested and issuance of the related Solaris shares has been deferred by the holders of the restricted share units.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted)

Proposed Transactions

There are no undisclosed proposed transactions that will materially affect the performance of the Company.

Off-Balance Sheet Arrangements

The Company does not have any material off-balance sheet arrangements, other than the Company’s obligation for future rental payments described in “Related Party Transactions”.

Related Party Transactions

Compensation of key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company, and comprises the Company’s Executive Chairman, President and Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Senior Vice President Corporate Affairs and Corporate Secretary and Directors.

Key management compensation for the three and nine months ended September 30, 2024 and 2023 is comprised of the following:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Share-based compensation	$1,176	$942	$2,353	$3,247
Salaries and benefits	273	171	769	507
Professional fees	92	93	224	279
	$1,541	$1,206	$3,346	$4,033

During 2021, the Company entered an agreement with Augusta Capital Corporation (“Augusta”) for consulting services. The owner of Augusta Capital Corporation is the Chairman and a major shareholder of the Company. The total amount charged by Augusta for the three and nine months ended September 30, 2024 was $92 and $224, respectively (three and nine months ended September 30, 2023 – $93 and $279, respectively).

Related party arrangement

On January 2, 2020, the Company entered into an arrangement to share office space, equipment, personnel, consultants and various administrative services with other companies (Titan Mining Corporation, Augusta Gold Corp. and Armor Minerals Inc.) related by virtue of certain directors and management in common. These services have been provided through a management company equally owned by the related companies. Costs incurred by the management company are allocated and funded by the shareholders of the management company based on time incurred and use of services. All of the parties have jointly entered into a rental agreement for office space. If the Company’s participation in the arrangement is terminated, the Company will be obligated to pay its share of the rent payments for the remaining term of the office space rental agreement. The Company’s obligation for future rental payments if the Company’s participation in the arrangement was terminated on September 30, 2024 was approximately $1,000 (December 31, 2023 – $656), determined based on the Company’s average share of rent paid in the immediately preceding 12 months.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted)

The Company was charged for the following with respect to these arrangements in the three and nine months ended September 30, 2024 and 2023:

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Salaries and benefits	$411	$345	$1,738	$1,700
Office and other	119	96	354	304
Filing and regulatory fees	2	–	54	54
Marketing and travel	5	5	15	15
	$537	$446	$2,161	$2,073

At September 30, 2024, amounts in prepaids and other include $47 due from a related party, being the management company referred to above, (December 31, 2023 – $25) with respect to this arrangement.

MATERIAL Accounting Policies and Estimates

In preparing the accompanying condensed consolidated interim financial statements in conformity with IFRS, management has made judgements, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. All estimates and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected. Information about critical judgements and estimates in applying accounting policies that have the most significant effect on amounts recognized in the condensed consolidated interim financial statements are the same as those described in the consolidated annual financial statements for the year ended December 31, 2023.

Amended IFRS standards effective January 1, 2024

In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1, Presentation of Financial Statements (“IAS 1”)), which amended IAS 1 to clarify the requirements for presenting liabilities in the statement of financial position. The amendments specify that the Company must have the right to defer settlement of a liability for at least 12 months after the reporting period for the liability to be classified as non-current.

In addition, the amendments clarify that: (a) the Company’s right to defer settlement must exist at the end of the reporting period; (b) classification is unaffected by management’s intentions or expectations about whether the Company will exercise its right to defer settlement; (c) if the Company’s right to defer settlement is subject to the Company complying with specified conditions, the right exists at the end of the reporting period only if the Company complies with those conditions at the end of the reporting period, even if the lender does not test compliance until a later date; and (d) the term settlement includes the transfer of the Company’s own equity instruments to the counterparty that results in the extinguishment of the liability, except when the settlement of the liability with the Company transferring its own equity instruments is at the option of the counterparty and such option has been classified as an equity instrument, separate from the host liability.

In October 2022, the IASB issued Non-current Liabilities with Covenants, which amended IAS 1 to clarify that if the Company’s right to defer settlement of a liability for at least 12 months is subject to the Company complying with covenants after the reporting period, those covenants would not affect whether the Company’s right to defer settlement exists at the end of the reporting period for the purposes of classifying a liability as current or non-current. The amendments also increased the disclosure requirement relating to such covenants to include: (i) the nature of the covenants and the date by which the Company must comply with the covenants; (ii) whether the Company would comply with the covenants based on its circumstances at the reporting date; and (iii) whether and how the Company expects to comply with the covenants by the date on which they are contractually required to be tested.

The Company adopted the Amendments to IAS 1 effective January 1, 2024 but did not result in a change in the presentation of the Company’s liabilities. The required disclosures, where applicable, have been included in Note 6 of the condensed consolidated interim financial statements.

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or IFRIC (“International Financial Reporting Interpretations Committee”). However, these updates either are not applicable to the Company or are not material to the condensed consolidated interim financial statements.

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted)

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management process.

a)	Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s financial assets.

The Company is primarily exposed to credit risk on its cash and cash equivalents and amounts receivable. Credit risk exposure is limited through maintaining its cash with high-credit quality financial institutions. The carrying value of these financial assets of $53,423, represents the maximum exposure to credit risk.

b)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Senior Loan which has a floating interest rate.

With all other variables held constant, a 1% change in secured overnight financing rate would have changed net loss by approximately $91 and $246 for the three and nine months ended September 30, 2024, respectively (three and nine months ended September 30, 2023 – nil).

c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that there is sufficient capital in order to meet short term business requirements after taking into account the Company’s holdings of cash (discussed in Note 1 of the condensed consolidated interim financial statements).

d)	Foreign currency risk

The Company is exposed to currency risk on transactions and balances in currencies other than the functional currency. At September 30, 2024, the Company had not entered into any contracts to manage foreign exchange risk.

The functional currency of the Company is the Canadian dollar, therefore, the Company is exposed to currency risk from the assets and liabilities denominated in US dollar. As at September 30, 2024, cash of $34,655 (December 31, 2023 – $37,245), loans and borrowings of $47,620 (December 31, 2023 – $29,363), and accounts payable and accrued liabilities of $717 (December 31, 2023 – $94) are denominated in the US dollar.

For the nine months ended September 30, 2024, if the US dollar to Canadian dollar currency exchange rate changes by 5% with all other variables held constant, the impact on the Company’s net loss is $679 (nine months ended September 30, 2023 – $61).

The Company is also exposed to currency risk on financial assets and liabilities denominated in Peruvian soles, Chilean pesos, Mexican pesos and Guatemalan quetzals. However, the impact on such exposure is not currently material.

Capital management

The Company’s primary objective when managing capital is to ensure that it will be able to continue as a going concern and that it has the ability to satisfy its capital obligations and ongoing operational expenses, as well as having sufficient liquidity to fund suitable business opportunities as they arise.

The capital of the Company includes the components of equity attributable to shareholders of the Company and loans and borrowings, net of cash and cash equivalents. Capital is summarized in the following table:

	September 30, 2024	December 31, 2023
Equity attributable to shareholders of the Company	$6,753	$17,515
Loans and borrowings	47,620	29,363
	54,373	46,878
Less: Cash and cash equivalents	(52,509)	(38,865)
	$1,864	$8,013

Solaris Resources Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2024 and 2023

(Expressed in thousands of United States dollars, unless otherwise noted)

The Company manages its capital structure and makes adjustments to it as necessary in light of economic conditions. In order to maintain the capital structure, the Company may, from time to time, issue or buy back equity, repay debt, or sell assets. The Company, upon approval from its Board of Directors, intends to balance its overall capital structure through a combination of equity financing, debt and other forms of financing.

The Company did not have any externally imposed restrictions as at September 30, 2024 other than those imposed by the Senior Loan. To effectively manage its capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has appropriate liquidity to meet its business activities, including planned corporate expenditures, exploration expenses, as well as the development activities for the Warintza Project.

Risks and Uncertainties

The risks related to Solaris’ business and those that are reasonable likely to affect the Company’s financial statements in the future, are described in the Company’s annual MD&A dated March 28, 2024, which is filed on SEDAR+ at www.sedarplus.ca.

Disclosure Controls and Procedures and Internal Control Over Financial Reporting

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have designed or caused to be designed under their supervision the Company’s disclosure controls and procedures (“DC&P”) to provide reasonable assurance that material information regarding the Company is accumulated and communicated to the Company’s management, including its CEO and CFO, in a timely manner. In addition, the CEO and CFO have designed or caused to be designed under their supervision internal control over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements, as well as an evaluation on whether there were changes to its ICFR during most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

The control framework used to design the Company’s ICFR is based on the 2013 control framework developed by the Committee of Sponsoring Organizations of the Treadway Commission.

For the three months ended September 30, 2024, the DC&P have been designed effectively to provide reasonable assurance that material information relating to the Company is made known to the CEO and CFO, particularly during the period in which the relevant annual filings are prepared and the information required to be disclosed by the Company in its filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified. In addition, the ICFR has also been designed effectively to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that its objectives are met. Due to inherent limitations in all such systems, no evaluations of controls can provide absolute assurance that all control issues, if any, within a company are detected on a timely basis. Accordingly, our DC&P and ICFR are effective in providing reasonable, not absolute, assurance that the objectives of our control systems have been met.

Changes in Internal Control Over Financial Reporting

National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings requires Canadian public companies to disclose any changes in ICFR during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, ICFR. No material changes were made to internal controls in the three months ended September 30, 2024.

Qualified Person

The technical information contained in this document related to the MRE was based upon the Technical Report entitled “Mineral Resource Estimate Update - NI 43-101 Technical Report, Warintza Project, Ecuador” with an effective date of July 1, 2024, prepared under the supervision of Mario E. Rossi, FAusIMM,RM-SME, Principal Geostatistician of Geosystems International Inc., who is a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects. The corresponding Technical Report disclosing the MRE in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects is available on the Company’s website and on SEDAR+ under the Company’s profile at www.sedarplus.ca. The remaining technical information contained in this document has been reviewed and approved by Jorge Fierro, M.Sc., DIC, PG, Vice President Exploration of Solaris who is a “Qualified Person” as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects. Jorge Fierro is a Registered Professional Geologist through the SME (registered member #4279075).